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                            April 23, 2024

       Matthew J. Smith
       Chief Financial Officer
       Stronghold Digital Mining, Inc.
       595 Madison Avenue, 28th Floor
       New York, NY 10022

                                                        Re: Stronghold Digital
Mining, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 8-K, Furnished
November 14, 2023
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 001-40931

       Dear Matthew J. Smith:

              We have reviewed your April 5, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 29,
       2024 letter.

       Form 8-K, Furnished November 14, 2023

       Exhibit 99.1
       Use and Reconciliation of Non-GAAP Financial Measures, page 13

   1. We continue to evaluate your response to prior comment 5 of our February 21, 2024 letter.
 Matthew J. Smith
FirstName
StrongholdLastNameMatthew
             Digital Mining, Inc.J. Smith
Comapany
April       NameStronghold Digital Mining, Inc.
       23, 2024
April 223, 2024 Page 2
Page
FirstName LastName
Form 10-K For the Fiscal Year Ended December 31, 2023

Notes to Consolidated Financial Statements
Note 1 - Basis of Presentation and Significant Accounting Policies Crytocurrency Hosting Revenue, page 94

2. In your response to prior comment 4 in your letter dated March 6, 2024, you state that your hosting agreements do not qualify as a lease of the mining machines by the counterparty to you because the contracts do not convey to you the right to control the use of the bitcoin miners. Please provide a comprehensive accounting analysis with specific citation to ASC 842 supporting your determination that the hosting agreements do not convey to you the right to control the miners you host. Your analysis should include a discussion of how you applied the guidance in ASC Topic 842-10-15-4 through 15-8 as well as ASC Topic 842-10-15-17 through 15-26. It should also include specific references to, and your accounting analysis of, all sections of the hosting agreements that are relevant to the lease determination.
3. Please also provide us with an analysis detailing whether your hosting agreements include a lease by you to the hosting agreement counterparty of the rack space you use for the mining machines covered by the agreement. In your response, please tell us how you applied the guidance in ASC Topic 842-10-15-4 through 15-8 as well as ASC Topic 842-
         10-15-17 through 15-26. It should also include specific references to, and your accounting analysis of, all sections of the hosting agreements that are relevant to the lease determination.
4. Please provide a comprehensive accounting analysis of your hosting agreements that addresses each of the five steps outlined in ASC 606-10-05-4. Please ensure that analysis addresses, but is not limited to, the following:
             If your hosting agreement contains a lease, provide your analysis of the separation guidance in ASC 606-10-15-4.
             With regards to step one in ASC 606-10-05-4:
               o Expand your analysis to more fully address ASC 606-10-25-1 through 25-9.
               o Tell us your consideration of whether the hosting agreements and the mining pool operator agreements should be combined under ASC 606-10-25-9. In your response, clarify for us whether mining activities under the Cantaloupe hosting agreement are directed towards a Cantaloupe operated mining pool. In that regard, we note that section 3.2 of the Cantaloupe hosting agreement indicates that Cantaloupe, through its mining pool, shall send earned rewards on a daily basis to a pool subaccount as bitcoins are mined by the bitcoin miners.
               o More clearly articulate the termination rights of each party to the hosting agreement, citing applicable agreement sections, including whether the agreement can be terminated or modified by either party at any time and whether the ASC 606 customer has the unilateral enforceable right to terminate a wholly unperformed contract without compensating the other party (or
 Matthew J. Smith
Stronghold Digital Mining, Inc.
April 23, 2024
Page 3

                   parties). See, e.g., ASC 606-10-25-3 and 25-4.
                 o In your response to prior comment 4 in your letter dated March 6, 2024, you state that the hosting customer has the right, in its sole discretion, to request that you suspend the operation of all or any of the Bitcoin miners. Please tell us where this right is located in your hosting agreements. Additionally, please tell us whether you believe this right is the equivalent of a termination right.
                o You have told us the agreements may not be terminated by your customer without penalty until the end of the 24-month term. Please describe the penalty incurred by early termination and indicate the appropriate sections of the contract that discuss the termination penalty.
                o Explain how the termination rights in the agreement inform your determination of the duration of the contract for purposes of ASC 606 and its inception. See,
                   e.g., ASC 606-10-25-4.
                With regards to step two in ASC 606-10-05-4:
                o Analyze whether you are the principal or the agent in the transactions under
                   ASC 606-10-55-36 through 55-40. In this regard, we note that sections 1.3 of the Foundry hosting agreement and section 1.2 of the Cantaloupe hosting agreement suggest that the hosting customer may control the hash computations prior to delivery to the mining pool.
                o Your response to our comment 4 states your determination that you are the principal in the hash calculation service provided by the miners you host under the hosting agreement. Please tell us how you are accounting for the consideration received from the mining pool operators for the hash calculation service provided by the miners you host. For example, tell us if you record
                   100% of the bitcoin received from the mining pool operator for the hash calculation service provided by the miners you host and a cost of revenues for the portion of such mining revenues retained by your hosting agreement customers.
                With regards to step three in ASC 606-10-05-4, explain how you determined the transaction price, including whether any consideration is constrained. We note that the hosting agreement specifies payment in cash, the amount of which varies primarily based on electricity usage, and bitcoin, the amount of which varies based on the mine pool operator agreement.

       Please contact Rolf Sundwall at 202-551-3105 or Bonnie Baynes at 202-551-4924 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameMatthew J. Smith                               Sincerely,
Comapany NameStronghold Digital Mining, Inc.
                                                                 Division of
Corporation Finance
April 23, 2024 Page 3                                            Office of
Crypto Assets
FirstName LastName